UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549-1004
                                    FORM 11-K

 X ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE --- ACT OF 1934


For the year ended December 31, 2007
                   -----------------


                  OR


    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE --- ACT OF 1934


For the transition period from                     to
                              -------------------      ---------------------


Commission file number 2-14960
                       -------



                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES
                 ----------------------------------------------
                            (Full title of the plan)


                           General Motors Corporation
              300 Renaissance Center, Detroit, Michigan 48265-3000
             ------------------------------------------------------
               (Name of issuer of the securities held pursuant to
                    the plan and the address of its principal
                               executive offices)



Registrant's telephone number, including area code (313) 556-5000


          Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:



                                       Nick S. Cyprus
                                       Controller and Chief Accounting Officer
                                       General Motors Corporation
                                       300 Renaissance Center
                                       Detroit, Michigan  48265-3000

FINANCIAL STATEMENTS AND EXHIBIT
--------------------------------

(a) FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE                 Page No.
    ----------------------------------------------                 --------

     General Motors Savings-Stock Purchase
      Program for Salaried Employees in the United States:
        Report of Independent Registered Public Accounting Firm        3
      Statements of Assets Available for Benefits as of
        December 31, 2007 and 2006                                     4
      Statement of Changes in Assets Available for
        Benefits for the Year Ended December 31, 2007                  5
      Notes to Financial Statements                                    6
      Supplemental Schedule, Form 5500, Schedule H, Part IV,
        Line 4i  -  Schedule of Assets (Held at End of Year)
        as of December 31, 2007                                       16

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.


(b) EXHIBIT
    -------

     Exhibit 23 - Consent of Independent Registered Public Accounting Firm




                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.



                                             General Motors Savings-Stock
                                             Purchase Program for Salaried
                                             Employees in the United States
                                             ------------------------------
                                                    (Name of plan)



Date   June 26, 2008                     By:
       -------------

                                             /s/G. Richard Wagoner, Jr
                                            -----------------------------------
                                             (G. Richard Wagoner, Jr., Chairman
                                              of the Board of Directors)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of
General Motors Savings-Stock Purchase Program for Salaried Employees in the United States:

We have audited the accompanying statements of assets available for benefits of General Motors Savings-Stock Purchase Program for Salaried Employees in the United States (the "Program") as of December 31, 2007 and 2006, and the related statement of changes in assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Program's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Program is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Program's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Program as of December 31, 2007 and 2006, and the changes in assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Program's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE LLP
-------------------------
Deloitte & Touche LLP


Detroit, Michigan
June 25, 2008

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES

                   STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 2007 AND 2006


                                              2007            2006
                                           -------         -------
                                         (dollars in thousands)
ASSETS:

   Investment in General Motors Savings
     Plans Master Trust (Note 4):
     Investments, at fair value         $11,503,379      $11,923,674
     Loans                                  200,162          210,737

   Employee contributions receivable         15,656           13,505
   Employer contributions receivable          3,398              482
                                         ----------       ----------


ASSETS AVAILABLE FOR BENEFITS
AT FAIR VALUE                           $11,722,595      $12,148,398
                                         ----------       ----------

Adjustment from fair value to contract
value for interest in common collective
trusts relating to fully benefit-
responsive investment contracts             116,358          (18,960)
                                         ----------       ----------

ASSETS AVAILABLE FOR BENEFITS           $11,838,953      $12,129,438
                                         ==========       ==========



Reference should be made to the Notes to Financial Statements.

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES

              STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2007 (dollars in thousands)


ADDITIONS:

   Net investment gain from General
   Motors Savings Plans Master Trust (Note 4)         $779,524

     Employer contributions                             82,043
     Employee contributions                            339,072

                                                    ----------

   Total additions                                   1,200,639

DEDUCTIONS:

    Distributions to participants                  (1,487,579)


   TRANSFERS OUT (Note 5)                              (3,545)
                                                    ----------

NET DECREASE                                         (290,485)

ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                12,129,438
                                                    ----------

   End of year                                     $11,838,953
                                                    ==========


Reference should be made to the Notes to Financial Statements.

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES
                          NOTES TO FINANCIAL STATEMENTS
                      AS OF DECEMBER 31, 2007 AND 2006 AND
                      FOR THE YEAR ENDED DECEMBER 31, 2007

1. DESCRIPTION OF THE PROGRAM

  Following is a brief description of the Program that is provided for general information purposes only. Participants should refer to the Program document and prospectus for a complete description of the Program's provisions.

  GENERAL - General Motors Corporation (the "Corporation", "GM") has established the General Motors Savings-Stock Purchase Program for Salaried Employees in the United States (the "Program" or "S-SPP"), a defined contribution plan. Eligibility is restricted to regular employees of the Corporation who have completed six months of employment and who are compensated fully or partly by salary and/or commission, but who are not represented by a labor organization (unless they are eligible through understandings reached between the Corporation and their collective bargaining representatives). Employees classified as part-time employees, regular employees-temporary assignment, flexible service employees or temporary employees are eligible to participate in the Program upon the completion of six months of employment. Except for purposes of the investment of Program assets, until June 30, 2006, the Investment Funds Committee of the Corporation's Board of Directors acts as the Program fiduciary and, along with various officers, employees, and committees, with authority delegated from the Program fiduciary, controlled and managed the operation and administration of the Program subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Effective June 30, 2006, the GM Benefit Plans Administration Committee became the Program's named fiduciary for general administration, and State Street Bank and Trust Company began serving as the independent fiduciary and investment manager of the Program solely with respect to the GM $1-2/3 Par Value Common Stock Fund. General Motors Investment Management Corporation ("GMIMCO") is the named fiduciary of the Program for purposes of investment of Program assets, with the exception (commencing on June 30, 2006) of the GM $1-2/3 Par Value Common Stock Fund. This Program is subject to the provisions of ERISA.

  Effective August 7, 2007, GM sold Allison Transmission ("Allison") commercial and military business to The Carlyle Group and Onex Corporation. The transaction resulted in the severance of certain Allison employees who were participants in the Program. In connection with the sale Allison established the Allison Transmission Salary Employees Retirement Savings Plan, a defined contribution plan (the "Allison Plan"). In accordance with the Program provisions and Allison purchase agreement, the severed employees are allowed to rollover their account balances into the Allison Plan as each individual participant elects to do so in the normal course of Program Operations.

  EMPLOYER CONTRIBUTIONS - Effective January 1, 2007, Corporation's contributions described below are invested pursuant to each employee's discretionary elections. Effective June 29, 2007, participants who do not make employee contributions and/or do not give direction will have contributions invested in the Pyramis Strategic Balanced Commingled Pool investment option, the current default option. Prior to June 29, 2007, the default option for such contributions was the Promark Income Fund.

   o GM Matching Contributions - On January 1, 2006, the GM matching contribution was suspended. Effective January 1, 2007, the Program was amended whereby the Corporation matched 50% up to 4% of eligible monthly salary.

   o 1% GM Benefit Contribution - An Employee hired on or after January 1, 1993 will automatically have a Corporation contribution amount equal to 1% of the Employee's eligible monthly base salary credited each pay period to such Employee's account upon attainment of eligibility. This contribution is provided because such Employee will receive different post-retirement benefit treatment from the Corporation than Employees hired prior to January 1, 1993. Such contribution will be credited to the Employee's account whether or not the Employee elects to participate in the Program.

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued

   o 4% GM Retirement Contribution - As of January 1, 2007, Employees hired on or after January 1, 2001 will automatically have a Corporation contribution amount equal to 4% of the Employee's eligible monthly base salary credited each pay period to such Employee's account upon attainment of eligibility. This contribution is provided as a retirement contribution to the employee's S-SPP account. Such contribution will be credited to the Employee's account whether or not the Employee elects to participate in the Program.

   o Effective January 1, 2007, employees hired on or after January 1, 2001 will be eligible for both the 1% GM Benefit Contribution and the 4% GM Retirement Contribution. Effective January 1, 2007 flexible service Employees with a length of service date on or after January 1, 1993 are also eligible to receive the 1% GM Benefit Contribution. Flexible service Employees with a length of service date on or after January 1, 2001 are eligible to receive a new 4% GM Retirement Contribution.

  PARTICIPANT CONTRIBUTIONS - An eligible participant employed by the Corporation (an Employee") may elect to contribute to the Program as follows in accordance with provisions and within the applicable Federal limits:

   o On an after-tax basis ("Regular Savings"), up to 50% for 2007 of an Employee's eligible salary as defined in the Program.

   o On a tax-deferred basis ("Deferred Savings"), an amount of eligible salary which is the lesser of (1) $15,500 for 2007 or (2) up to 50% for 2007 of the Employee's eligible salary for a calendar year.

   o Effective July 1, 2006, Employees have the opportunity to participate in the Roth Savings feature on an after-tax basis. Participants may contribute up to 50% of eligible earnings as defined in the Program. Roth Savings contributions are combined with Deferred Savings for purposes of applying the $15,500 contribution limit for 2007.

   o In lieu of receiving a distribution from The General Motors Enhanced Variable Pay Plan for Salaried Employees in the United States (the "Variable Pay Plan"), an Employee may elect to have the Corporation contribute, as Deferred Savings to the extent permissible under tax law, up to 100%, in 10% increments, of any such amount, which vests immediately.

   o In lieu of receiving a Flexible Compensation Payment from the Corporation, an Employee may elect to have the Corporation contribute 100% of the Flexible Compensation Payment as Deferred Savings until the tax deferral legal limit is reached and then any remaining portion of such payment will be contributed as Regular Savings to the extent permissible under tax law.

   o An Employee age 50 or older, or who will attain age 50 by the end of the calendar year, and who is contributing at least 4% of his or her eligible monthly base salary to his or her account, may be eligible to make "catch-up" contributions to their account. A catch-up contribution of Deferred Savings or Roth Savings may be made up to the annual limit ($5,000 in 2007) set forth by the Internal Revenue Service (the "IRS"), and only after a tax law limit has been reached, such as the 401(k) annual contribution limit ($15,500 in 2007).

   o Basic Savings as defined by the Program are Employee savings (Regular, Deferred, and/or Roth Savings) up to 4% of an Employee's eligible monthly base salary. S-SPP contributions will be invested at the Employee's direction, in 10% increments, in any of the Program's investment options with the exception of those funds which are closed to new contributions as described in the Program document.

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued

  In addition, an Employee also may elect to combine the contribution methods disclosed above, provided that the sum of these contributions does not total more than 50% for 2007 of eligible monthly base salary for any calendar year. The sum of the above-described methods of contribution may only exceed the above percentages of eligible salary by an amount equal to the payout under the Enhanced Variable Pay Plan, the Flexible Compensation Payment, and the catch-up contributions. As defined in the Program document, the Corporation's total matching contribution will be based on the Employee's Basic Savings contribution.

  VESTING - For employees with a length of service date prior to January 1, 2007, assets derived from employee contributions and related Corporation contributions and earnings thereon vest immediately on allocation to the employee's account except for employees with less than three years of credited service for whom Corporation contributions and related earnings vest on January 1 following the calendar year in which such contributions or earnings are credited. For employees with a length of service on or after January 1, 2007, assets derived from employee contributions vest immediately and the assets derived from Corporation contributions (including related earnings) vest upon completion of three years of service. Forfeitures are used to offset future employer contributions.

  FUND EXCHANGES - Subject to the excessive trading policy, participants may generally exchange funds between investment options on any business day on which the New York Stock Exchange is open ("Business Day"). The excessive trading policy includes a monitoring process limit of one roundtrip transaction per fund within any rolling 90-day period, subject to an overall limit of four round-trip transactions across all funds in the Program over a rolling 12-month period. A roundtrip transaction occurs when an exchange into and out of a fund option within a 30 day period is executed. Systematic contributions and withdrawals (i.e. regular payroll deductions, loan payments, hardship withdrawals) as permitted under the Program do not count as exchanges under the excessive trading policy.

  REDEMPTION FEES - From time to time, certain funds within the Program may impose a redemption fee if an investment is held for less than a stated period. If applicable, these fees are disclosed in the individual mutual fund prospectuses as well as the Program prospectus which contains additional information about each fund. The redemption fees are paid to the respective funds and help protect the funds' performance and shareholders by discouraging frequent trading in response to or in anticipation of short-term market fluctuations.

  PARTICIPANT LOANS - Participants may borrow once per year from their pre-tax Deferred Savings, after-tax Roth Savings, and Regular Savings assets (excluding Corporation contributions, and earnings thereon subject to the required vesting provisions). The amount and terms of the loans are limited under the Program. The loan interest rate will be established once each quarter at a rate equal to the prime lending rate as of the previous quarter-end published by the Wall Street Journal and will apply to all new loans issued during that quarter. Loan repayments are generally made through after-tax payroll deductions and are invested in the same discretionary investment options that the participant currently selected for their savings contributions. Interest paid on a loan is credited back to the borrowing employee's account in the Program. Partial and total prepayment of loans is permitted at any time, without penalty. Loans not repaid within the loan term are deemed to be distributions from participants' accounts. The outstanding balances of participant loans amount to $200 million and $211 million as of December 31, 2007 and 2006, respectively.

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued


  PARTICIPANT WITHDRAWALS - Participants may withdraw Deferred Savings in their accounts at any time after attaining age 59-1/2. Prior to age 59-1/2, Regular Savings may be withdrawn at any time however, Deferred Savings may only be withdrawn because of severance from employment, death, total and permanent disability, or financial hardship. Prior to receiving a withdrawal for financial hardship, a participant previously must have taken all available asset distributions, withdrawals, and loans under all applicable plans maintained by the Corporation. The amount that may be withdrawn for a financial hardship is limited as defined in the Program. The reason for a hardship distribution must conform to conditions required by the IRS. Effective January 1, 2006, a participant who receives a hardship withdrawal shall have his or her contributions to the Program suspended for a period of 6 months following the withdrawal.

  PAYMENT OF BENEFITS - Upon severance from employment, a participant may elect to leave his or her assets in the Program or take a distribution in accordance with Program provisions equal to the value of the participant's vested assets in his or her account.

  PLAN ADMINISTRATION - The Corporation pays certain costs of Program administration.

  INVESTMENT OPTIONS - S-SPP contributions will be invested at the Employee's direction, in 10% increments, in any of the investment options in the Program.

   o Effective March 30, 2007, the following four restricted funds were removed as investment options from the Program. Any assets in these restricted funds as of March 30, 2007 were transferred automatically to the Promark Income Fund.

      o   DIRECTV Group Common Stock Fund
      o   News Corporation Non-Voting Common Stock Fund
      o   Electronic Data Systems Corporation Common Stock Fund
      o   Raytheon Company Common Stock Fund

   o Effective after the close of business on June 29, 2007, the following changes were made to the Program:
      o Certain investment options that were then available in the Program were removed (old investment option).
      o   Certain new investment options were added (new investment option).
      o   The  investment   options  that  were  removed  are  no  longer
          available for participant contributions, loan repayments or exchanges.
      o Participants with account balances that were in the old investment options (including contributions and loan repayments) were transferred to new investment options, subject to the next sentence.
      o Participants with account balances in the old investment options that were removed but subject to short-term trading (redemption) fees were transferred to other available investment options after the relevant holding period expired.
      o The Pyramis Strategic Balanced Commingled Pool investment option became the default option for certain contributions and loan repayments for participants who have not designated other available investment options for those amounts. Prior to June 29, 2007, the default option was the Promark Income Fund.

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued


  DESCRIPTION OF THE COMPANY STOCK FUND:

  GM $1-2/3 Par Value Common Stock Fund - Under this investment option, employer and any employee contributions are invested by the Trustee primarily in General Motors Corporation's common stock. Each unit represents a proportionate interest in all of the assets of the GM $1-2/3 Par Value Common Stock Fund. The number of units credited to each participant's account within an applicable plan will be determined by the amount of the participant's contributions and the purchase price of a unit in the GM $1-2/3 Par Value Common Stock Fund. The value of each participant's account is determined each Business Day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of GM common stock, the amount of any dividends paid thereon, and by interest earned on short-term investments held in the fund.

  Each participant directs the Trustee how to vote common stock shares allocated to his or her account. The Trustee will exercise voting rights with respect to those shares for which direction has not been received by the required deadline.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

  BASIS OF ACCOUNTING - The financial statements of the Program are prepared in accordance with accounting principles generally accepted in the United States of America.

  USE OF ESTIMATES - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Due to the inherent uncertainty involved in making estimates, actual results could differ from those estimates.

  RISKS AND UNCERTAINTIES - The Program and master trust utilize various investment instruments including U.S. government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the financial statements.

  INVESTMENT VALUATION - The Program's investments are stated at fair value, except for benefit-responsive investment contracts, which are stated at contract value. Fair values are calculated by reference to published market quotations, where available; where not available for certain common collective trusts, various bases, including cost, are used in determining estimates of fair values. Contract value represents contributions and withdrawals made under the investment contracts plus credited earnings, which are net of expenses charged to synthetic contracts.

  Security transactions are recorded on a trade-date basis. Investment income is recognized as earned based on the terms of the investments and the periods during which the investments are owned by the Program.

  PAYMENT OF BENEFITS - Distributions to participants are recorded upon distribution.

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued

3. INVESTMENTS

  All of the investments in the Program are held in the Master Trust as more fully described in Note 4. All assets in the Master Trust are allocated to individual participant accounts.

4. THE MASTER TRUST

  The Corporation established the Master Trust pursuant to a trust agreement between the Corporation and State Street Bank and Trust, as trustee of the Program assets, in order to permit the commingling of trust assets of multiple employee benefit plans for investment and administrative purposes. The assets of the Master Trust are held by State Street Bank and Trust.

  Employee benefit plans participating in the Master Trust as of December 31, 2007 consist of the following:

      o General Motors Savings-Stock Purchase Program for Salaried Employees in the United States
      o The General Motors Personal Savings Plan for Hourly-Rate Employees in the United States
      o  The General Motors Income Security Plan for Hourly-Rate Employees

  Each participating employee benefit plan has an undivided interest in the net assets and changes therein of each of the Master Trust investment options in which the respective plan participates.

  The net investment income of the commingled Master Trust investment funds is allocated by the trustee to each participating plan based on that plan's interest in each commingled Master Trust investment fund, as compared with the total interest of all the participating plans, in each commingled Master Trust investment fund at the beginning of the month. For all other investment options, the net investment income is separately earned by the respective employee benefit plan, and is thus recorded separately in the accounting records of the respective plan.

  As of December 31, 2007 and 2006, the Program had approximately a 57.6% and 57.1% interest in the Master Trust, respectively.

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued

The net assets available for benefits of the Master Trust at December 31, 2007 and 2006, are summarized as follows (dollars in thousands):


   ASSETS:                                                2007         2006
                                                       -------      -------
     Investments at fair value:
      General Motors Corporation $1-2/3 Par
      Value Common Stock                            $1,459,558   $1,915,259
      Other common stock                                     -      383,045
                                                    ----------   ----------
        Total common stock                           1,459,558    2,298,304

      Promark Income Fund                            6,601,826    6,636,266
      Promark Large Cap Index                                -    1,652,398
      State Street Global Advisors Large Cap Index   1,634,057            -
      Other common collective trusts                 3,068,862    1,813,938
                                                    ----------   ----------
        Total common collective trusts              11,304,745   10,102,602

      Mutual funds                                   6,970,683    8,240,383

      Loan funds                                       566,613      605,630
                                                    ----------   ----------
   Total investments at fair value                  20,301,599   21,246,919

     Receivables-
      Accrued investment income                              -            4
                                                    ----------   ----------
      Total assets                                 $20,301,599  $21,246,923
                                                    ==========   ==========
   LIABILITIES-

     Due to broker for securities purchased                  -        2,855
                                                    ----------   ----------
   NET ASSETS AVAILABLE FOR BENEFITS
   AT FAIR VALUE                                   $20,301,599  $21,244,068
                                                    ==========   ==========

   Adjustment from fair value to contract value for
   interest in common collective trusts relating
   to fully benefit-responsive investment contracts    227,376      (38,521)
                                                    ----------   ----------
   NET ASSETS AVAILABLE FOR BENEFITS               $20,528,975  $21,205,547
                                                    ==========   ==========

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued


   The net investment gain of the Master Trust for the year ended December 31, 2007 is summarized as follows (dollars in thousands):


  Interest and dividends                              $598,828
  Net appreciation (depreciation) in fair value
  of investments:
   General Motors Corporation $1-2/3 Par Value
     Common Stock                                     (269,089)
   Other common stock                                  (13,989)
   Mutual funds                                        486,809
   Common collective trusts
     Promark Income Fund                               371,096
     Promark Large Cap Index                           110,629
     State Street Global Advisors Large Cap Index      (22,333)
     Other  common collective trusts                   112,687
                                                     ---------
   Total net appreciation                              775,810
                                                     ---------
   Total net investment gain                        $1,374,638
                                                     =========


5. TRANSFERS

  On April 12, 1999, the GM Board of Directors approved the complete separation of Delphi by means of a spin-off, which was completed on May 28, 1999. Prior to the spin-off, GM established the Delphi Savings-Stock Purchase Program (the "Delphi Program"), modeled after the GM Program. On May 28, 1999, for those employees who elected to do so, assets representing Delphi participants' holdings in the GM Program were transferred and reinvested under the corresponding investment options in the Delphi Program. As a result of the separation, the Delphi Program was separated from the GM Program, and is now administered by Delphi as a separate program. On a very limited basis, participants may elect to transfer their holdings between the Delphi and GM Program.

6. TERMINATION

  Although it has not expressed any intent to do so, the Corporation has the right to terminate the Program subject to the provisions of ERISA. Such Program termination, if any, would not affect a participant's interest in assets already in the Program.

7. FEDERAL INCOME TAX STATUS

  By letter dated April 3, 2000, the IRS has determined and informed the Corporation that the Program is a tax-qualified employee benefit plan, meeting the requirements of Sections 401(a), 401(k), and 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the "Code"), and the Trust established thereunder was determined to be exempt from United States Federal income taxes under Section 501(a) of the Code. The Program has been amended since receiving the determination letter and management filed a determination request on June 19, 2006, which is currently pending. The Program's management, fiduciary, and tax counsel believe that the Program is designed and currently being operated in compliance with the applicable requirements of the Code, and therefore no provision for income taxes has been included in the Program's financial statements.

8. RELATED PARTY TRANSACTIONS

  The Program and Master Trust enter into certain related party transactions. These generally include investments with trustees, fund managers, the Corporation and its subsidiaries. Such transactions are within the scope of the investment guidelines.

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued



9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

  The following is a reconciliation of net assets available for benefits per financial statements to the Form 5500 (dollars in thousands):

                                               December 31,    December 31,
                                                  2007             2006
                                               -----------     -----------

  Assets available for benefits per the
    financial statements                       $11,838,953     $12,129,438
  (Less) Add:  Adjustment from contract
    value to fair value for fully benefit-
    responsive investment contracts               (116,358)         18,960
                                                ----------      ----------

  Assets available for benefits per the
    Form 5500                                  $11,722,595     $12,148,398
                                                ==========      ==========

  The following is a reconciliation of total net investment gain from the General Motors Savings Plan Master Trust per the financial statement to the Form 5500 (dollars in thousands):


                                                               December 31,
                                                                    2007
                                                               ------------
  Total net investment gain from the General Motors Savings
  Plan Master Trust per the financial statements                  $779,524

  Less:  Adjustment from contract value to fair value
  for fully benefit-responsive investment contracts
  as of December 31, 2007                                         (116,358)

  Less:  Adjustment from contract value to fair value
  for fully benefit-responsive investment contracts
  as of December 31, 2006                                          (18,960)
                                                                ----------

  Total investment income per the Form 5500                       $644,206
                                                                ==========

10. SUBSEQUENT EVENTS

    o Effective January 1, 2008, the Corporation match contribution increased to a level of 100% for each dollar an Employee contributes up to 4% of eligible base salary.

    o Effective January 1, 2008, the Corporation will include as eligible earnings any variable pay (i.e. Enhanced Variable Pay (EVP) for classified employees or Annual Incentive Pay (AIP) for executive employees) when paid in the calculation of the 4% GM Retirement Contribution, for salaried employees with a length of service date on or after January 1, 2001, provided the executive or classified employee is an employee as of December 31 of the prior Plan Year, subject to the annual IRS compensation limit. This contribution will be made regardless of whether an eligible employee chooses to contribute to the S-SPP. The inclusion of any variable pay does not apply the GM Matching and 1% GM Benefit Contribution.

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued

    o Effective January 1, 2008, the Neuberger Berman Socially Responsive Fund Investor Class was replaced with a new Neuberger Berman Socially Responsive Fund Institutional Class. This new Class provides the same investment portfolio with a lower expense ratio.

    o In September 2006, FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements" (SFAS No. 157), which provides a consistent definition of fair value that focuses on exit price and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs. SFAS No. 157 requires expanded disclosures about fair value measurements and
       establishes  a three-level   hierarchy   for  fair   value   measurements
       based on the observability of inputs to the valuation of an asset or liability as of the measurement date. The standard also requires that an entity consider its own nonperformance risk when measuring liabilities carried at fair value, including derivatives. In February 2008, the Financial Accounting Standard Board (FASB) approved FASB Staff Position No. 157-2, "Effective Date of FASB Statement No. 157" (FSP No. 157-2), that permits entities to partially defer the effective date of SFAS No. 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. FSP No. 157-2 does not  permit  entities  to  defer  recognition  and  disclosure
       requirements  for  financial  assets  and  financial   liabilities or for
       nonfinancial assets and nonfinancial liabilities that are remeasured at least annually. SFAS No. 157 is effective for financial assets
       and financial   liabilities  and  for  nonfinancial   assets  and
       nonfinancial liabilities that are remeasured at least annually for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The provisions of SFAS No. 157 are applied prospectively. The Program is unable to determine the impact that adopting SFAS No. 157 will have on its statement of assets available for benefits and statement of changes available for benefits when such statement is adopted.

                    Form 5500, SCHEDULE H, Part IV, Line 4i-
                    Schedule of Assets (Held at End of Year)
                 as of DECEMBER 31, 2007 (dollars in thousands)


    Identity of Issuer, Borrower, Lessor or Similar Party       Current Value

    *Participant loans, maturing through
    December 15, 2017 with rates ranging
    from 4.0% and 9.5%                                            $200,162
                                                                  ========

* Denotes parties-in-interest